Exhibit 16.1

September 11, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated September 11, 2024, of Rani Therapeutics Holdings, Inc. and are in agreement with the statements contained in paragraphs one through four therein under (a) Dismissal of Independent Registered Public Accounting Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP